SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment no. __)

                  Under the Securities Exchange Act of 1934

                          Compass Bancshares, Inc.
                               (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    2049H109
                                 (CUSIP Number)

CUSIP No. 2049H109
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1)   Names of Reporting Persons; S.S. or I.R.S. Identification
     Nos. of Above Persons

     Compass Bancshares, Inc.
     Employee Stock Ownership/
     401(k) Plan and Trust; 63-0593897
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2)   Check the Appropriate Box if a Member of a Group:

     (a)  Not Applicable

     (b)  Not Applicable
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3)   SEC Use Only
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4)   Citizenship or Place of Organization:

     Delaware, U.S.A.
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Number of      (5)  Sole Voting Power:  0
Shares Bene-   -------------------------------------------------------------
ficially
Owned by       (6)  Shared Voting Power: As of December 31, 1997,
Each Report-        4,109,505.50 shares of Common Stock.  Under the terms
ing Person          of the Trust, Plan participants are entitled to instruct
with:               the Trustees on how to vote shares allocated to their
                    accounts.

               ------------------------------------------------------------

               (7)  Sole Dispositive Power: 0

               ------------------------------------------------------------

               (8) Shared Dispositive Power: As of December 31, 1997, 4,109,505.50 shares of Common Stock
               ------------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

     As of December 31, 1997, 4,109,505.50 shares of Common Stock.
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                 Not Applicable
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11)  Percent of Class Represented by Amount in Row 9: 6.2 %
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12)  Type of Reporting Person:  EP
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                                  SCHEDULE 13G

Item 1(a) -    Name of Issuer: Compass Bancshares, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               15 South 20th Street, Birmingham, Alabama 35233

Item 2(a) -    Name of Person Filing:   Compass Bancshares, Inc., Employee
                                        Stock Ownership/401(k) Plan and Trust

Item 2(b) -    Address of Principal Business Office:

               15 South 20th Street, Birmingham, Alabama 35233

Item 2(c) -    Citizenship: United States of America

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number: 15242510

Item 3    -    If this statement is filed pursuant to Rules 13d-1(b), or
                   13d-2(b), check whether the person filing is a:

               (f)       x    Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund

Item 4    -    Ownership:

               (a) Amount Beneficially Owned: As of December 31, 1997, 4,109,505.50 shares of Common Stock.

               (b)  Percent of Class: 6.2 % (Rounded to nearest tenth)

               (c)  Number of shares as to which such person has:

                      (i) Sole Power to Vote or to Direct the Vote:  0*

                     (ii) Shared Power to Vote or to Direct the Vote: As of
                          December 31, 1997, 4,109,505.50 shares of Common
                          Stock.

                    (iii) Sole Power to Dispose or to Direct the Disposition
                          of: 0

                    (iv) Shared Power to Dispose or to Direct the Disposition of: As of December 31, 1997, 4,109,505.50* of Common Stock.

          *By amendment to the Compass Bancshares, Inc. Employee Stock Ownership Plan adopted in November 1986, the Plan, each Participant, and the beneficiary of a deceased Participant, has the right to direct the Trustee in writing as to the manner of voting Company stock allocated to his Account at any annual or special meeting of the Shareholders of the Company. Any shares of Company stock not allocated to a Participant's Account shall be voted by the Trustee or not voted in the same proportion as it casts the votes and refrains from voting Company stock allocated to the Accounts of Participants.

          The shares of Compass Bancshares, Inc. stock held by the Plan are held and disposed of in strict compliance with the terms and conditions of the Plan. No named fiduciary of the Plan possesses discretionary authority concerning disposition of shares. All shares of Company stock held in Fund A, the Employee Company Stock Fund, are held and disposed of at the direction of each Plan Participant.


Item 5  -    Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6  -    Ownership of More than Five Percent on Behalf of Another
               Person:  Not Applicable

Item 7  -    Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8  -    Identification and Classification of Members of the Group:
               Not Applicable

Item 9  -    Notice of Dissolution of Group:  Not Applicable

Item 10 -    Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             The filing of this statement shall not be construed as an admission that such person named in Item 2(a) is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act or any other section of such Act, the beneficial owner of any securities covered by the statement.

             Dated:  February 17, 1998


                             Compass Bancshares, Inc.
                             Employee Stock Ownership/401(k) Plan and Trust


By:  Compass Bank
     as Trustee


         /s/ Joe L. Stork
     -------------------------------------------------
     By:   Joe L. Stork
     Its:  Vice President
     and

By:  Compass Bancshares, Inc.
     as Plan Administrator

         /s/ Jerry W. Powell
     -------------------------------------------------
     By:   Jerry W. Powell
     Its:  General Counsel and Secretary